EXHIBIT 99.1

October 6, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

Immediate Report – Authorization of Withdrawal of Class Action

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report of October 29, 2011, regarding a claim and a motion to certify the claim as a class action for an aggregate of NIS 200 million, on grounds that the Company was unlawfully broadcasting an independent advertisement for its service over the "call-waiting ringtone" service, notification is hereby provided that on October 2, 2013, the Court authorized a mutually-agreed motion to withdraw the motion to certify the claim as a class action and the dismissal of the petitioners' personal claim against the Company.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.